Recursion and Exscientia Shareholders Approve the Proposed Combination

●	Update call scheduled for November 20th at 7:30 a.m. Eastern with anticipated close

Salt Lake City, Utah, and Oxford, UK, November 13, 2024: Recursion (Nasdaq: RXRX) and Exscientia plc (Nasdaq: EXAI) have each received overwhelming approval from their shareholders for the proposed combination between Recursion and Exscientia.

The transaction is expected to close on November 20, 2024, subject to the satisfaction or waiver of the remaining customary closing conditions. Recursion expects to host an update call after the anticipated close on November 20, 2024 at 7:30 a.m. Eastern / 5:30 a.m Mountain / 12:30 p.m. London. We will broadcast the live stream from Recursion’s X (formerly Twitter), LinkedIn and YouTube accounts. Questions can be submitted via this link ahead of time or during the livestream.

“The overwhelming support from both Recursion and Exscientia shareholders further validates our strong rationale for this business combination, and we look forward to closing the transaction next week,” said Chris Gibson, Ph.D., Co-Founder and CEO of Recursion who will continue as the CEO of the combined company following closing. “We look forward to bringing together Recursion's biological and chemical exploration and mapping capabilities with Exscientia's molecular design and automated chemistry synthesis capabilities to accelerate the discovery of better drugs for patients.”

The final voting results from the Recursion Special Meeting will be disclosed in a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission. The final voting results for the Exscientia General Meeting and the Exscientia Court Meeting are disclosed in Exscientia’s Form 6-K, each filed with the U.S. Securities and Exchange Commission.

About Recursion

Recursion is a leading clinical stage TechBio company decoding biology to industrialize drug discovery. Central to its mission is the Recursion Operating System (OS), a platform built across diverse technologies that continuously expands one of the world’s largest proprietary biological, chemical and patient-centric datasets. Recursion leverages sophisticated machine-learning algorithms to distill from its dataset a collection of trillions of searchable relationships across biology and chemistry unconstrained by human bias. By commanding massive experimental scale—up to millions of wet lab experiments weekly—and massive computational scale—owning and operating one of the most powerful supercomputers in the world—Recursion is uniting technology, biology, chemistry and patient-centric data to advance the future of medicine.

Recursion is headquartered in Salt Lake City, where it is a founding member of BioHive, the Utah life sciences industry collective. Recursion also has offices in Toronto, Montreal, the San Francisco Bay Area and London.

About Exscientia

Exscientia is a technology-driven drug design and development company, committed to creating more effective medicines for patients, faster. Exscientia combines precision design with integrated experimentation, aiming to invent and develop the best possible drugs in the most efficient manner. Operating at the interfaces of human ingenuity, artificial intelligence (AI), automation and physical engineering, we pioneered the use of AI in drug discovery as the first company to progress AI-designed small molecules into a clinical setting. We have developed an internal pipeline focused on oncology, while our partnered pipeline extends to many other therapeutic areas. By leading this new approach to drug creation, we believe we can change the underlying economics of drug discovery and rapidly advance the best scientific ideas into medicines for patients.

Recursion Investor Relations

investor@recursion.com

Recursion Media

media@recursion.com

Exscientia Investor Relations

investors@exscientia.ai

Exscientia Media

media@exscientia.ai

Forward Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Recursion and Exscientia and its expected closing date; the announcement of the final voting results from the Special Meeting, Exscientia’s General Meeting and the Exscientia Court Meeting; validation of the rationale for the proposed combination and the ability for the combined business to accelerate the discovery of better drugs for patients; the outlook for Recursion’s or Exscientia’s future business and financial performance and others. Such forward-looking statements are based on the current beliefs of Recursion’s and Exscientia’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; and the failure to satisfy other conditions to completion of the proposed combination, including obtaining the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, on a timely basis or at all, and the receipt of required regulatory approvals; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Recursion and Exscientia from their respective ongoing business operations; the ability of either Recursion, Exscientia or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including cost synergies; the ability to successfully integrate Exscientia's business with Recursion’s business, at all or in a timely manner; the outcome of any legal proceedings that may be instituted against Recursion, Exscientia or others following announcement of the proposed combination;

the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of economic, market or business conditions, including competition, regulatory approvals and commercializing drug candidates, or changes in such conditions, have on Recursion’s, Exscientia’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development or launch of technology enabled drug discovery, and commercializing drug candidates; the risks of conducting Recursion’s and Exscientia’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain technology-enabled drug discovery in the biopharma industry; and risks relating to the market value of Recursion’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Recursion’s most recent Annual Report on Form 10-K and Exscientia’s most recent Annual Report on Form 20-F, including the risks summarized in the section entitled “Risk Factors,” Recursion’s most recent Quarterly Reports on Form 10-Q and Exscientia’s filing on Form 6-K filed May 21, 2024, the joint definitive proxy statement filed by Recursion and Exscientia on October 10, 2024, as amended by the supplemental disclosures filed by Recursion on November 6, 2024, and each company’s other periodic filings with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed at https://ir.recursion.com in the case of Recursion, http://investors.exscientia.ai in the case of Exscientia, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Recursion nor Exscientia undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.